UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2008

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Banco Bradesco S.A.
Corporate Taxpayer’s ID (CNPJ) #60.746.948/0001 -12
Corporate Registry ID (NIRE) #35.300.027.795
Publicly-held Company
Annual and Special Stockholders’ Meetings
Call Notices

The stockholders of this Company are invited to gather at the Special Stockholders’ Meetings, to be held on March 24th, 2008, at 4:30 p.m., at the Company’s headquarters located in Cidade de Deus, Vila Yara, Osasco, São Paulo, 5th floor, Salão Nobre, Prédio Novo, in order to:

1. ratify the Capital Stock increase, resolved on the 210th Special Stockholders’ Meeting held on January 4th, 2008, in the amount of R$1,200,000,000.00, increasing it from R$19,000,000,000.00 to R$20,200,000,000.00, by means of the subscription of 27.906.977 new book-entry registered stocks, with no par value, of which 13.953.489 are common stocks and 13.953.488 are preferred stocks, whose Notice to the Stockholders was published in the “Diário Oficial do Estado de São Paulo” and “Diário do Comércio”, on December 19th, 2007;

2. examine the Board of Directors’ proposal disclosed to the market on 12.17.2007, to increase the capital stock in the amount of R$2,800,000,000.00, increasing it from R$20,200,000,000.00 to R$23,000,000,000.00, by means of:

- capitalization of part of the balance of the “Profit Reserve - Statutory Reserve” account;

- 50% bonus stock, attributing to the Company’s stockholders, free of charge, as stock bonus, 1 (one) new stock for each 2 (two) stocks held of the same type, including the stocks subscribed in the capital stock increase mentioned in Item 1.

Simultaneously to the Brazilian Market operation, and in the same proportion, the stock bonus will benefit DRs (Depositary Receipts) holders in the U.S. (NYSE) and European (Latibex) Markets.

The record date of right to bonus will be informed to the market by the Company, after the approval of the respective process by the Central Bank of Brazil.

3. amend the “caput” of Article 6 of the Company’s By-Laws, as a result of the previous item.

The stockholders of this Company are invited to gather at the Annual and Special Stockholders’ Meetings, to be held cumulatively on March 24th, 2008, at 5:00 p.m., at the Company’s headquarters located in Cidade de Deus, Vila Yara, Osasco, São Paulo, 5th floor, Salão Nobre, Prédio Novo, in order to:

Annual Stockholders’ Meeting:

1. approve the Administration’s accounts, examine, discuss and vote the Management Report, the Financial Statements, including the allocation of Net Income, the Independent Auditors and Fiscal Council’s Reports and the Summary of the Audit Committee Report, related to the fiscal year ended on 12.31.2007;

2. elect the Board of Directors’ members, being necessary, pursuant to Instructions #165, as of 12.11.91, and #282, as of 6.26.98, issued by CVM (Brazilian Securities and Exchange Commission), a minimum percentage of 5% of the voting capital so that stockholders may request the adoption of the multiple vote process;

3. elect the Fiscal Council’s members, pursuant to Article 161 of Law #6,404/76;

4. establish the Administration’s global annual compensation, pursuant to the provisions of the Company’s Bylaws.

Special Stockholders’ Meeting:

1. examine the Board of Directors’ proposals:

a) to raise from 3 (three) to 4 (four) the minimum number and from 6 (six) to 8 (eight) the maximum number of members that compose the Compliance and Internal Control Committee;

b) to establish the Risks and Capital Allocation Integrated Management Committee, aligned with the best Corporate Governance Practices;

2. consolidate the Bylaws, in order to reflect the proposals mentioned in the previous item.

Documents Available to Stockholders: this Call Notice and the Proposals of the Board of Directors are made available to stockholders at the Custody and Registrar Department of Bradesco, Depositary Financial Institution of the Company’s Stocks, located in Cidade de Deus, Prédio Amarelo, Vila Yara, Osasco, São Paulo, and can also be accessed through the website www.bradesco.com.br - Corporate Governance Section - Corporate Documents.

Cidade de Deus, Osasco, SP, March 4th, 2008

Lázaro de Mello Brandão
Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 04 th, 2008

BANCO BRADESCO S.A.

By:	/S/ Milton Almicar Silva Vargas
Milton Almicar Silva Vargas Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.